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                           May 20, 2020

       Justin M. Hall, Esq.
       President, Chief Executive Officer and General Counsel
       NovaBay Pharmaceuticals, Inc.
       2000 Powell Street, Suite 1150
       Emeryville, CA 94608

                                                        Re: NovaBay
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 15, 2020
                                                            File No. 333-238317

       Dear Mr. Hall:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Abby E. Brown, Esq.